Ascent Energy Inc.

4965 Preston Park Blvd., Suite 800

Plano, Texas 75093

(972) 543-3900

November 29, 2007

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascent Energy Inc. – Form S-1 (Registration No. 333-135537)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Ascent Energy Inc., a Delaware corporation (the “Registrant”), hereby requests that the above captioned Registration Statement be withdrawn as of the date hereof or as soon thereafter as practicable. The Registrant no longer intends to proceed with a registered public offering of its securities at this time. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been offered or sold pursuant to the Registration Statement.

Very truly yours,

ASCENT ENERGY INC.

By:	/s/ Terry W. Carter
Terry W. Carter
Chief Executive Officer and President